Exhibit 1

Trade Date	Number of Shares	Average Price Per Share*	Low Price	High Price	Where/How Effected
12/16/2022	500,000	$8.2811	$7.90	$8.76	Open Market
12/19/2022	360,000	$8.6336	$8.25	$8.90	Open Market
12/20/2022	40,000	$8.1358	$7.86	$8.45	Open Market

*

The Average Price Per Share reported above is a weighted average price. The Shares were acquired in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above.